SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

(Amendment No. 2)

Under the Securities Exchange Act of 1934

COSI, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)
22122P101

(CUSIP Number)

David Gray
Vice President
ZAM Holdings, L.P.
c/o: Morton Holdings, Inc.
283 Greenwich Avenue
Greenwich, CT 06830
(203) 622-7112

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 26, 2008**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

**This constitutes a late filing.

1.		Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ZAM Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		Source of Funds (See Instructions) WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.		Percent of Class Represented by Amount in Row (11) 0%
14.		Type of Reporting Person (See Instructions) PN

This Amendment No. 2 ("Amendment No. 2") amends the Statement on Schedule 13D filed on December 4, 2003, pursuant to Rule 13d-2 of the Act, as amended on December 23, 2003 (collectively, the "Statement"), and is filed by ZAM Holdings, L.P., a Delaware limited partnership ("ZAM Holdings"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of Cosi, Inc., a Delaware corporation (the "Issuer"). The purpose of this Amendment No. 2 is to amend and supplement the information contained in Items  5, 6 and 7 and the Exhibit Index of the Statement.  This Amendment No. 2 constitutes an "exit" filing with respect to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

ZAM Holdings is the beneficial owner of 0 shares of the Issuer's Common Stock, representing 0% of the shares of the Issuer's Common Stock deemed outstanding and does not have any voting power with respect to the Common Stock.

(c) On September 26, 2008, in connection with an internal restructuring, the Common Stock previously held by ZAM Holdings was transferred to ZAM Equities, which was owned pro rata by the same persons who then held interests in ZAM Holdings.  As a result of the restructuring, ZAM Holdings no longer holds any of the Common Stock.  ZAM Holdings  has not effected any other transactions in securities of the Issuer within the past 60 days.

(e) As of September 26, 2008, ZAM Holdings ceased to be the beneficial owner more than five percent of the class of securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 26, 2008, in connection with an internal restructuring, the Common Stock previously held by ZAM Holdings was transferred to ZAM Equities, which was owned pro rata by the same persons who then held interests in ZAM Holdings.  As a result of the restructuring, ZAM Holdings no longer holds any of the Common Stock.  ZAM Holdings is not engaged in any other contracts, arrangements, understandings or relationships with respect to securities of the issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: February 17, 2009

ZAM HOLDINGS, L.P.
By:  Morton Holdings, Inc., its general partner

By:    /s/ David Gray
Name:  David Gray
Title: Vice President